Filed by Ascendant Digital Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ascendant Digital Acquisition Corp.

Commission File No. 333-254720

Date: June 10, 2021

The following is a transcript of the presentation by MarketWise, LLC at the Baird Global Consumer, Technology & Services Conference held on June 9, 2021 in connection with the business combination transaction with Ascendant Digital Acquisition Corp.:

MarketWise Presentation at the Baird Global Consumer, Technology & Services Conference

Wednesday, June 9, 2021 at 2:35 p.m. Eastern Time

Jordan Klein:	Good afternoon. This is Jordan Klein, a Managing Director in Baird’s Technology Services Group. We are pleased to have today, Mark Arnold, CEO, and Dale Lynch, CFO, for a brief presentation on the business. And then we’re going to move into some Q&A as well.

Mark Arnold:	Yeah. Thank you everyone. I’m Mark Arnold, CEO. Thank you, Jordan. Appreciate it. And I appreciate everybody’s time and attention here today. I’m going to do a brief walkthrough of our company, hopefully five to 10 minutes tops, and then open it up for questions after that. So, first let me start with this slide. I think this in a nutshell is basically all the reasons why investors are responding to our transaction. And these are also a good set of highlights of the business from my perspective as well. And it starts with a massive TAM, one that we think is growing. Also, we’ve got a market leading tech platform that’s very scalable and very capital efficient. As you’ll see in a second, we also have a huge community, 11 million self-directed investors at the end of Q1. These numbers are by the way, as of the end of Q1 of this year. And that importantly, that community is growing.

We also are not a one product based business. We’ve got 12 primary customer- facing brands that collectively offer over 160 products. So, we’re certainly the opposite of a one product business. And I’m going to let Dale explain this in a little more detail in a second, but we view ourselves as an adjusted rule of 50 company meaning when you add our growth rates with our net income margins, you get to a number that’s 50 or higher on an adjusted basis. And we’ll explain that in a little more detail. And that’s a really, really kind of a rare category in my view, it makes for a fantastic business to be a part of. And you’ll see that in a second.

We’ve also got a very experienced management team. We’ve been around for 20 years. We’ve been profitable each and every year since 1999 through good times and bad, through good economies and bad. Through COVID, through the tech bubble burst, and through the great recession. And many of our senior team were here at that time. The average tenure of our folks is over 10 years.

And then last, but definitely not least. We’ve got multiple inorganic and organic levers that we can pull to drive growth as we go forward. So, when you put it together, we have both growth and profitability, which I think is a pretty attractive combo.

Sometimes when I meet folks and they’re not familiar with what we do, they ask me about our secret sauce. And really in my mind it’s four things. First, it starts with a powerful content platform. And what happens is as we write to our readers and they engage with our content, a personal bond is formed between the writers and the readers. And you see that play out over time when people experience that virtuous cycle between writing, learning, and exploring these ideas that we write about in their portfolios, it creates a long-lasting relationship over time when you see that play out over a 20 year history

Second, we have a tremendous focus on giving the customers what they want, that shakes out in all kinds of ways. But I think the best quantitative reflection of that is our over 90 plus percent revenue retention. A statistic we’ve had for a long time now in our business.

Third, we’ve got a very efficient and scalable business model. It requires very little CapEx. The business was founded with less than $50,000 of initial capital through a seed investor. And that’s the last outside money that ever went into this business. We’ve been profitable every year as I described because we fulfill digitally in a very low-cost way. It’s a very attractive thing to run as Dale will explain more in a minute.

And last but not least, we’ve been data-driven really since inception that plays out in two primary areas, one in our editorial ideas, of course, we’re always looking for ways to gain a little extra alpha or a little more return through our investment ideas and that’s all data-driven. But also in our marketing departments, we have real time feedback on our marketing campaigns and that real time information exchange we can make daily decisions around marketing that allows us to be very efficient from a marketing standpoint too. And all of that also is data-driven.

We in our business view of the world, maybe a little differently than other folks. And it’s a really advantageous thing from my perspective, we view ourselves at a kind of a crossroads when it comes to the nature of personal investing. We think that the nature of personal investing is changing very rapidly. It’s being disrupted rapidly we think where our business is benefiting from those dynamics. First, it starts with an aging population. There are 10,000 Americans retiring every day. That creates a lot of demand for the products that we offer, especially amongst the boomer population. But we don’t view ourselves as a boomer company. We view ourselves as a self-directed investor company, and that’s important because as millennials age and accumulate more wealth over time, either through inheritance or just natural wealth creation and saving, it’s important to note that 72% of that demographic identifies themselves as self-directed investors. So it’s that group, which is now getting into their 40s, get closer and closer to retirement and start paying more and more attention to their money, how to preserve it and how to grow it. We think that group is going to move right into the sweet spot of our content, both from a marketing standpoint and an editorial standpoint.

At the core of what we do is provide premium subscription content in the form of actionable ideas. We typically have an annual subscription. It’s important to note we’re a subscription-based business. So we don’t manage AUM or anything like that. We sell research; and what we do is we couple that those actionable ideas and our paid content with software and tools that help self-directed investors manage their portfolios and help them learn how to be an investor. What I mean by that is we’re not just giving them a ticker symbol and a buy-up-to price. What we’re doing is talking to folks in our written content about how to think about risk mitigation, how to think about trailing stops, how to think about allocating their portfolios and how not to put all their eggs in one basket.

And as we do that in our content, both free and paid, what we’re hoping to do is teach people how to think about investing and teach them really how to invest for life, because in our view, investing is a lifetime pursuit. And so we pursue that type of relationship with our customers. And then we couple that with software and tools, again, espousing these virtues, and I’ll just point out one. Internally, we call it “The Terminal”. We’re going through a rebranding of that product right now, but the way to think about it as akin to a Bloomberg, but unlike a Bloomberg, which is mostly aimed at professional investors, our version of that idea is streamlined down both in the features it offers, but also in the user interface. And most importantly, it’s more cost-effective for the self-directed investor. We’re excited about that very much. And it’s meant to be an umbrella product across all of our brands as we go forward more to come on that in the near future.

Next, I just want to give you a sense of what the customer journey is like; before I do that, let me point out that not everybody that comes into our readership list follows this journey. And what I mean by that is about half of our new customers skip this left blue box here, and they go straight to a paid status with us, right, from their first ad.

But for those who don’t, the other half of our customers that come into our midst, what they typically do is they’ll find our marketing content out on the internet, usually in the form of a display ad. And they’ll essentially give us their email address in exchange for some free content that we give them. Maybe it’s a free report, or maybe it’s a daily fulfilled piece of editorial commentary on the markets and what’s happening in them. And what we’re doing there is we’re trying to talk to the readers about how the markets will be effected by current events. And we’re trying to add a lot of unique and insightful content, even on a free basis in an effort to enter into a long-term relationship with those customers.

When we do that right, 6% of those folks convert over to paid status. There it’s an annual subscription, roughly 50 to $100 per year. And we’re fulfilling that product monthly with actionable ideas in a 10 to 20 page report, full of a detailed analysis on our investment thesis. As people engage with that content, they explore what other products we offer. 34% of those folks moved to that higher category. That’s in the thousand to $3,000 range and covers all kinds of investing strategies, such as emerging markets, micro-caps, REITs, value investing, distressed debt, for example. And then from there, what happens is people then will continue to further explore our product offering and move into some of our bundled products. 32% of those folks move into that highest value category. I just described that very quickly, but it takes on average about 18 months for people to move from the left to the right-hand side of that slide.

And then here, I just want to show you the business through my eyes over the last few years, I took over CEO in 2017 and what I and our senior leadership saw was an opportunity to really scale up the business. And so, we spent a few years building out the product sets and our marketing teams, and our editorial teams and our customer service teams to handle a higher amount of scale. And those investments really started to pay off in early 2019. You see that they’re in the green bars on the left. And what you see is from Q1 to Q2 of 2019, there was roughly a 40% improvement in our cash billings. And then hopefully what you can see graphically as those green bars move to the right. You can see that revenue growth trajectory basically hold true for the next nine quarters through to this first quarter of 2021, which just ended and we just reported on a few weeks ago.

And then here, what I’m trying to show you is our M&A history. It’s hard to do that in one slide, but hopefully what you can see is we pursued two paths of

M&A activity. One is either content-based where we try to plug in either a person or a team, or a new content segment that we don’t already offer into what we think is our ecosystem, that results in a flywheel dynamic, where we can plug that content in, offer that to the readership we already have and generate a lot of revenue afterwards, as the customers explore that new content and decide whether it’s right for them or not. And then in the other context is an M&A where we find operating businesses that are fully mature sometimes with significant subscriber basis. But the operating margins, the operating metrics don’t look like ours. And in that context, what we do is we come in and we basically share ideas with them on what we’ve learned through our 20-year history on how to shape those businesses. And as we do that, typically what happens is the business reforms and the operating metrics starts to look like ours. We’ve had a lot of success with both strategies, and they’ve been very, very accretive from a capital allocation standpoint. And as we turn public with a public company balance sheet, a public company float and public company credentials, we’re going to put a heavy emphasis on this going forward.

Dale Lynch:	So guys, look I think we have 30 minutes, so I’m just going to... This is a good financial summary. It shows our gap revenues in the upper left, our billings in the upper right, a free cash flow metric in the bottom left and our conversion metrics on the right. You can see the progression historically in our projections for the next two years, and our first quarter results. But why don’t I pause there actually, and just sort of have you guys ask questions, whether they are financial or more strategic and Mark, and I just take your questions.

Jordan Klein:	Great. Thank you very much, Mark and Dale, a few questions here. First, this is certainly an exciting time for the company. Why rebrand now and what can you tell us about the new name?

Mark Arnold:	Yeah, I mean, I suppose we could have done it sooner, but I can’t think of a better time to rebrand as we flip public. And in terms of how we got to the MarketWise name, we had a lot of affinity and we’re fond of the Beacon Street Group name because it had some internal meaning to some of our internal stakeholders, but it didn’t really convey what we do, which is we study the markets and try to help our readers make wise investing decisions. So, we think this new name in MarketWise better reflects that and has a better connotation with what we actually do. So, we’re excited about that.

Jordan Klein:	Great. How do you view your competitors, and do you view yourselves as being complimentary to some of the other platforms or indeed for individual investors that exist today and how do you view that part of the overall market?

Mark Arnold:	Yeah, so it’s a good question. We have had some investor response that they have a little bit of a hard time figuring out how to bucket us and really the way that’s shaken out is some of them think of us as purely financial. The problem with that is when you look at our growth rates and our profitability measures, our average revenue per user and our churn, we don’t look anything like those businesses were growing much faster. We’re much more profitable, we’re much more dynamic. And so more often what people are doing is looking at us as a consumer-facing subscription business that focuses on financial research and those comps start to look like businesses that aren’t financial in nature. So Netflix, Spotify to take a few. IAC and Match Group, for example. And when you compare us to those businesses, you see much more comparable numbers in terms of growth rates and profitability, but of course the content is different.

And even next to that comps set, we’re actually exceeding a lot of those benchmarks. From a business standpoint, we have that in our deck. Hopefully you all take a look at that, but that’s how we look at it. We have gotten feedback and I believe this to be true, that Morningstar is probably the closest apples to apples comp. The trouble is some of the visibility under their numbers is a little more opaque than people might want. And in terms of the opportunities going forward, I just see all kinds of growth trajectories. There are all kinds of platforms out there that have done a great job of making it easy to trade for the self-directed investing community and the retail investing community.

The problem in our eyes is they haven’t done a good job at all of teaching people how to think about investing. So, they made it almost friction-free to trade, but for taxes, and the fees on that trading have gone to zero, as everybody knows. But what those groups haven’t done, which we’ve spent 20 years doing is they haven’t developed a repeatable methodology for providing actionable research to their audiences in a way that their audiences will respond to. And in that way, I think there’s a great opportunity going forward after we get through the closing, which we’re planning on having happen before the end of the month for us to move forward and explore some of those possibilities with those platforms. Because I think that’d be a fantastic combination for the investing community, putting our research and our ability to knowing how to sell to that group with those trading platforms. I think that’d be a fantastic combination.

Jordan Klein:	Great. Next question is around, when you think about the self-directed investor, many think of Robinhood or the millennial investor, that’s obviously not maybe the self-directed investor for the business. Can you tell us a little bit more about your customer demographics?

Mark Arnold:	Yeah. I mean, look I... Robinhood and Reddit gets a lot of press these days. I don’t think a day goes by where it’s not mentioned the mainstream media, but what we do is very different than that. We are teaching fundamental investing principles. Whereas Robinhood is a trading platform and Reddit, I would call an online forum for investing where people share ideas, but it’s not their core business to teach the audience there how to think about investing, which is what we’ve done for two decades. And so, I applaud those efforts. I think that will end up resulting in more business for us as time goes on in terms of our customer demographics, for sure the core customer of ours right now is what you would think of as a baby boomer, right? Someone over the age of 50 with several hundred thousand dollars in their portfolio whose net worth is in excess of that.

And the reason for that is because those folks are laser focused on preserving their wealth and growing it because they’re closer to retirement, than folks are in their twenties and thirties. That makes perfect sense. And we’re happy to have them as customers, but we don’t think of ourselves as a boomer business, what we think of ourselves as is an investor business. And so, as those demographics, the millennials in particular, as they age, as their assets grow, we believe that they too will become focused on their retirement and they’ll move right into the sweet spot of customer demographics, where people will be in the market for our solutions to their portfolios.

Jordan Klein:	Great. Along those same lines, when you think about customer acquisitions, how does going public help you from a business development perspective?

Mark Arnold:	Yeah, sometimes I get this question worded a little more sharply, which is, “You have an awesome business. Why in the world are you going public?” And the answer to that is growth. We have a fantastic business that’s for sure. And our shareholders, which today are less than 20 in number, are super happy. They have been, they’ve been making money for 20 years, but we’re doing this because we think there’s an inflection point that our business has hit, where we can take more advantage of the gross opportunities before us, by being a public company. So, I think it’s going to result in, as people understand what our business does, how good our products are and what problems we solve for the investment community. I think people will respond, we’ll get more customers. I also think we’ll attract more talent from an editorial standpoint, from a marketing standpoint, from a managerial standpoint, and also equally important is in our decade or so of M&A activity we’ve on at least two occasions gotten feedback that where we put in a term sheet, pinning the bid on the price for the business, whatever the target price was.

And we got shut out of the process. And later I chased the banker down and I said, “Why didn’t you respond to us?” And they said, “We had no idea who you were. We had no idea if you were real or not.” And so in at least two occasions where we had some significant M&A opportunities, we got shut out of the process just because of visibility and certainly going public will help solve that problem. So I think flipping public for us, the public company float, public company balance sheet, public company credentials, will open up our M&A activity in a way that we’ve never seen.

Jordan Klein:	Great. Thanks. This next question may be a bit more for Dale, but as you think about uses of capital going forward, how do you view about prioritizing that capital and where it’ll be deployed?

Dale Lynch:	Yeah. So look, pro forma this deal, we should have cash on the balance sheet of in and around $150 million. We’re obviously highly cash generative so we don’t necessarily need it for working capital on a day-to-day basis. What we’re seeking to do is have enough cash on the balance sheet that we have a cushion and provide a lot of flexibility around inorganic opportunities. As Mark referred to, I think we’ve done a lot of M&A through our history has been primarily smaller bite sizes, smaller deals. Our market share is in and around a percent right now, which we should be much higher than that we can grow organically at a good rate and we are. We’d like to be able to be more inquisitive with maybe some larger deals, maybe buy companies that have a larger subscriber basis. We haven’t really done that today. So providing flexibility around that, we’re not paying any dividends out of the gate. So we’re going to be an earnings’ retainer to build that capital and to provide a lot of the fuel that we’ll need to drive an M&A process.

Dale Lynch:	Now down the road that might change, we produce a ton of cash flow to the extent that we have excess cash, but then we’ll have to reevaluate and think about what we do with it at that point.

Jordan Klein:	Excellent. Well, Mark and Dale certainly do appreciate both of you attending and participating in the conference today and thank you very much for your time all.

Mark Arnold:	Thanks everybody.

Dale Lynch:	Thanks Jordan. Thanks everybody.

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Important Information About the Business Combination and Where to Find It

In connection with the proposed business combination, Ascendant Digital Acquisition Corp. (the “Company”) filed a registration statement on Form S-4 with the SEC, which includes a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of the Company’s ordinary shares in connection with its solicitation of proxies for the vote by the Company’s shareholders with respect to the proposed business combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the business combination. The Company’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and, when available, the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the business combination, as these materials will contain important information about MarketWise, LLC (“MarketWise”), the Company and the business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the business combination will be mailed to shareholders of the Company as of a record date to be established for voting on the business combination. Shareholders of the Company will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov. In addition, the documents filed by the Company may be obtained free of charge from the Company’s website at www.ascendant.digital or by written request to the Company at Ascendant Digital Acquisition Corp., 667 Madison Avenue, 5th Floor, New York, New York 10065.

Participants in the Solicitation

The Company and MarketWise and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s shareholders in connection with the business combination. Information about the Company’s directors and executive officers and their ownership of the Company’s securities is set forth in the proxy statement/prospectus for the business combination. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus for the business combination. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between MarketWise and the Company, including statements regarding the benefits of the business combination, the anticipated timing of the business combination, the products and services offered by MarketWise and the markets in which it operates and MarketWise’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: (i) the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities; (ii) the risk that the business combination may not be completed by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company; (iii) the failure to satisfy the conditions to the consummation of the business combination, including the adoption of the business combination Agreement by the shareholders of the Company, the satisfaction of the minimum trust account amount following redemptions by the Company’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction; (v) the occurrence of any event, change, or other circumstance that could give rise to the termination of the business combination Agreement; (vi) the effect of the announcement or pendency of the business combination on MarketWise’s business relationships, performance, and business generally; (vii) risks that the proposed transaction disrupts current plans of MarketWise and potential difficulties in MarketWise employee retention as a result of the proposed transaction; (viii) the outcome of any legal proceedings that may be instituted against MarketWise or against the Company related to the business combination Agreement or the proposed transaction; (ix) the ability to maintain the listing of the Company’s securities on a national securities exchange; (x) the risk that the price of the Company’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which MarketWise operates, variations in performance across competitors, changes in laws and regulations affecting MarketWise’s business, and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; and (xii) the risk of downturns in the highly competitive investment research industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K and the registration statement on Form S-4 and proxy statement/prospectus discussed above and other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and MarketWise and the Company assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither MarketWise nor the Company gives any assurance that either MarketWise or the Company will achieve its expectations.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

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